Vanguard®

P.O. Box 2600
Valley Forge, PA 19482-2600

vanguard.com

December 17, 2018

Board of Trustees
Vanguard World Fund
Post Office Box 2600
V26
Valley Forge, PA 19482-2600

Ladies and Gentlemen:

I have acted as counsel to Vanguard World Fund, a Delaware statutory trust (the "Trust"), in connection with that certain Agreement and Plan of Reorganization (the "Plan") by and between the Trust, on behalf of its series, Vanguard U.S. Growth Fund ("U.S. Growth Fund"), and Vanguard Morgan Growth Fund ("Morgan Growth Trust"), on behalf of its series, Vanguard Morgan Growth Fund ("Morgan Growth Fund"), which provides for the reorganization of the Morgan Growth Fund with and into the U.S. Growth Fund (the "Transaction"). While acting in this capacity, I have acquired a general familiarity with the Trust's business operations, practices, and procedures.

Pursuant to the Plan, substantially all of the assets of the Morgan Growth Fund will be transferred to the U.S. Growth Fund and the U.S. Growth Fund will assume all of the liabilities of the Morgan Growth Fund. The Trust will then issue Investor and Admiral Shares of the U.S. Growth Fund to the Morgan Growth Fund and the Morgan Growth Fund will distribute these Investor and Admiral Shares to shareholders holding Investor and Admiral Shares, respectively, of the Morgan Growth Fund. The value of each Morgan Growth Fund shareholder's account with the U.S. Growth Fund after the Transaction will be the same as the net asset value of such shareholder's account with the Morgan Growth Fund immediately prior to the Transaction.

In connection with the preparation of this opinion, I have examined originals, certified copies, or copies identified to me as being true copies, of various trust documents and records of the Trust and Morgan Growth Trust, as well as such other instruments, documents, and records as I have deemed necessary in order to render this opinion. I have assumed the genuineness of all signatures,

the authenticity of all documents provided to me, and the correctness of all statements of fact made in those documents.

The opinion expressed below is based on the assumption that a Registration Statement on Form N-14 with respect to the Investor and Admiral Shares of the U.S. Growth Fund to be issued to shareholders of the Morgan Growth Fund pursuant to the Plan, as described above (the "U.S. Growth Fund Shares"), will have been filed by the Trust with the Securities and Exchange Commission and will have become effective before the Transaction occurs.

Based on the foregoing, I am of the opinion that the U.S. Growth Fund Shares are duly authorized and, when issued by the Trust to the Morgan Growth Fund and subsequently distributed to the shareholders of the Morgan Growth Fund in accordance with the terms and conditions of the Plan, will be legally issued, fully paid, and non-assessable.

I hereby consent to the filing of this opinion with and as a part of the Registration Statement.

Very truly yours,

Laura J. Merianos
Principal
Office of General Counsel